UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COLGATE-PALMOLIVE COMPANY

(Exact name of the registrant as specified in its charter)

Delaware	1-644	13-1815595
(State or Other Jurisdiction	(Commission	IRS Employer
of Incorporation)	File Number)	Identification No.)

300 Park Avenue, New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Dennis J. Hickey
Chief Financial Officer
(212) 310-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Colgate-Palmolive Company (the “Company”) is a consumer products company whose products are marketed in over 200 countries and territories throughout the world. As a result of the Company’s global operations, its supply chain sources materials, finished products and services globally and from a large number of suppliers worldwide. The Company’s assessment of the conflict minerals rule began with an evaluation of products that the Company manufactures or contracts to manufacture to determine which products could potentially contain conflict minerals that are necessary to the functionality or production of those products. For purposes of the conflict minerals rule, “conflict minerals” are limited to cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten. Following that evaluation, the Company conducted a reasonable country of origin inquiry (described below) into the supply chain to determine whether any of the conflict minerals contained in those products originated in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). As a result of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that the products that it manufactured or contracted to manufacture in 2013 contained conflict minerals that may have originated from the Covered Countries.

Reasonable Country of Origin Inquiry

The Company began its reasonable country of origin inquiry by compiling a list of its suppliers that supply the Company with materials or finished products that could potentially contain conflict minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company (the “First Round Suppliers”). The Company sent each First Round Supplier a questionnaire (the “Initial Questionnaire”) requesting that the supplier indicate (i) whether it provided the Company with any materials or products containing conflict minerals and, if so, the type of conflict minerals, (ii) whether any conflict minerals supplied to the Company originated in the Covered Countries and (iii) the name and the address of each facility that processed a conflict mineral it supplied to the Company. The Company sent repeated follow-up requests to the First Round Suppliers that did not respond to the Initial Questionnaire by the deadline indicated in the Initial Questionnaire.

Based on the responses the Company received to the Initial Questionnaire, the Company conducted an additional inquiry of the First Round Suppliers that either indicated they supply the Company with conflict minerals or did not respond to the Initial Questionnaire (the “Second Round Suppliers” and, together with the First Round Suppliers, the “Suppliers”). The Company sent a second questionnaire (the “Second Questionnaire”) to each Second Round Supplier requesting that the supplier formally certify (i) the name of each material or finished product it supplied to the Company during 2013, (ii) whether any such material or finished product contained conflict minerals and, if so, the type of conflict minerals, (iii) whether such conflict minerals were all sourced from recycled or scrap materials, (iv) whether such conflict minerals originated from a Covered Country, (v) the country of origin of such conflict minerals, (vi) whether all of the conflict minerals provided to the Company were either fully refined or (in the case of gold) fully smelted on or prior to January 31, 2013 and (vii) additional details regarding the basis for the information provided. The Company sent repeated follow-up requests to the Second Round Suppliers that did not respond to the Second Questionnaire by the deadline indicated in the Second Questionnaire.

Results

The majority of the Suppliers that the Company contacted responded that they did not supply the Company with conflict minerals. Certain of the Suppliers responded that the conflict minerals they supplied to the Company were sourced from outside of the Covered Countries. One Supplier responded that it has not yet completed its review of the source of the conflict minerals it supplied to the Company, but that its review thus far has not indicated that the conflict minerals were sourced from the Covered Countries. One Supplier responded that it has not yet determined whether it supplied conflict minerals to the Company. Certain of the Suppliers did not respond to either the Initial Questionnaire or the Second Questionnaire. No Supplier responded that it supplied the Company with conflict minerals that were sourced from the Covered Countries.

Determination

Based on its reasonable country of origin inquiry as described above, the Company has no reason to believe that the products it manufactured or contracted to manufacture in 2013 contained conflict minerals that may have originated in the Covered Countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) and such disclosure is also available in the “For Investors” section of the Company’s web site at http://www.colgatepalmolive.com. The reference to the Company’s web site is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Form (Form SD) nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLGATE-PALMOLIVE COMPANY

Date: June 2, 2014	By:	/s/ Dennis J. Hickey
	Name:	Dennis J. Hickey
	Title:	Chief Financial Officer